Exhibit 99.1

SINGAPORE (December 7, 2022) Karooooo Limited (“Karooooo”), that owns 100% of Cartrack Holdings Limited, announces growth in subscriber numbers and expected release date of Q3 results.

Business update

Scale: Strong momentum in net subscriber additions continues

Karooooo’s profitable and robust business model drives record net subscriber additions, delivering solid growth in the total number of subscribers (vehicles or other mobile assets on our platform):

●	1,678,606 Cartrack subscribers in total for the quarter ended November 30, 2022, up 14% (Q3 2022: 1,470,385)

●	78,593 net Cartrack subscriber additions for the quarter ended November 30, 2022, up 27% (Q3 2022: 61,776)

Karooooo to report Third Quarter 2023 Financial Results on January 19, 2023

Karooooo will report financial results for the third quarter ended November 30, 2022 on Thursday, January 19, 2023 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Friday, January 20, 2023 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom webinar at: https://us02web.zoom.us/j/86467127973

Webinar ID: 864 6712 7973

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,600,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com